UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 14, 2017

Commission File Number: 001 - 38178

Zealand Pharma A/S

(Exact Name of Registrant as Specified in Its Charter)

Smedeland 36
2600 Glostrup (Copenhagen)
Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report on Form 6-K and the exhibit attached hereto shall be deemed filed with, and not furnished to, the Securities and Exchange Commission.

Amendments to Articles of Association

On July 31, 2017, the shareholders of Zealand Pharma A/S (the “Company”), in connection with the Company’s initial public offering, authorized the Board of Directors of the Company (the “Board”) to increase the share capital of the Company by up to DKK 7,000,000 (the “Capital Increase”). On August 9, 2017, the Board executed the Capital Increase in the amount of DKK 4,375,000, i.e., the share capital of the Company was increased from DKK 26,187,142 by DKK 4,375,000 to DKK 30,562,142 by issuing 4,375,000 ordinary shares of nominally DKK 1 each. The Capital Increase was registered with the Danish Business Authority on August 14, 2017. The Company’s Articles of Association were amended accordingly.

The Company’s Amended and Restated Articles of Association as of August 14, 2017, attached hereto as Exhibit 3.1, show the change to the share capital of the Company reflecting the Capital Increase.

Exhibits

3.1                               Amended and Restated Articles of Association of Zealand Pharma A/S.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zealand Pharma A/S

By:	/s/ Mats Blom

	Name:	Mats Blom
	Title:	Chief Financial Officer

Date: August 14, 2017

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EXHIBIT INDEX

3.1          Amended and Restated Articles of Association of Zealand Pharma A/S.

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